Exhibit 99.1

Market Announcement

5 March 2024

Immuron Limited (ASX: IMC) – Trading Halt

Description

The securities of Immuron Limited (‘IMC’) will be placed in trading halt at the request of IMC, pending it releasing an announcement. Unless ASX decides otherwise, the securities will remain in trading halt until the earlier of the commencement of normal trading on Thursday, 7 March 2024 or when the announcement is released to the market.

Issued by

ASX Compliance

5 March 2024	Market Announcement 1/1
ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

5 March 2024

Melissa Kostopoulos

Compliance Adviser, Listings Compliance (Melbourne)

ASX Compliance Pty Ltd

Level 50, South Tower, Rialto 525 Collins St Melbourne VIC 3000

By email:	TradingHaltsMelbourne@asx.com.au ListingsComplianceMelbourne@asx.com.au

Dear Melissa

Request for Trading Halt - Immuron Limited

In accordance with ASX Listing Rule 17.1, Immuron Limited (ASX: IMC; NASDAQ: IMRN) (the Company) requests an immediate trading halt in respect of its securities. This trading halt is requested to allow Immuron to analyse and interpret data prior to making an announcement of Phase 2 IMM-124E clinical trial top-line results.

The Company requests that trading in its securities be halted until after the expected announcement is made or until the market opens on 7 March 2024, whichever is the earlier.

The Company is not aware of any reason why this trading halt request should not be granted or of any other information necessary to inform the market about the trading halt.

Please contact me if you require any further information.

Yours sincerely

Phillip Hains

Company Secretary

Immuron Limited ABN 80 063 114 045	Australia: +61 3 8892 4854
www.immuron.com	USA and Canada: +1 (213) 817-5756